[redacted]

11015147

SECURITI N

Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2011
WASH, D.C.
211

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

CM

SEC FILE NUMBER
8- 48969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG Capital International Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL AVENUE, 9TH FLOOR
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLC
(Name – *if individual, state last, first, middle name*)

1441 BRICKELL AVENUE, SUITE 1100	MIAMI	FLORIDA	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/15/11

OATH OR AFFIRMATION

I, JUAN MASSENS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG CAPITAL INTERNATIONAL CORP., as of FEBRUARY 25TH, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADELEYN DOMINGUEZ
MY COMMISSION # DD 758070
EXPIRES: May 22, 2012
Bonded Thru Notary Public Underwriters

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Madeleyn Dominguez

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2010

pwc

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of EFG Capital International Corp. and Subsidiary (a wholly owned subsidiary of EFG Capital Holdings Corp.) at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 8 to the financial statements, EFG Capital International Corp. is a member of a group of affiliated companies and has extensive transactions with members of the group.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, 1441 Brickell Avenue, Suite 1100, Miami, FL 33131
T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 15,664,018
Cash segregated under federal and other regulations	15,000
Due from customers	4,398,120
Term deposits	211,423
Accounts receivable	3,934,574
Due from employees	435,416
Securities owned, at fair value	779,120
Furniture, equipment and leasehold improvements, net	1,849,480
Intangible assets, net	4,394,445
Goodwill	5,896,809
Other assets	522,491
Total assets	$ 38,100,896
Liabilities and Stockholder's Equity	
Accounts payable	$ 428,986
Due to broker	4,300,726
Accrued expenses and other liabilities	9,703,267
Deferred tax liability	578,785
Subordinated loan from related party	8,000,000
Total liabilities	23,011,764
Commitments and contingencies (Notes 9 and 10)	
Stockholder's equity	
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	12,812,083
Retained earnings	2,277,039
Total stockholder's equity	15,089,132
Total liabilities and stockholder's equity	$ 38,100,896

The accompanying notes are an integral part of these financial statements.

1. Organization

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp., which is owned by EFG International (the "Parent") which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides its customers with investment and brokerage related financial services, including investment advisory and portfolio management. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis.

The Company evaluates subsequent events through the date of issuance. These financial statements considered subsequent events through February 23, 2011 the date the financial statements were available to be issued.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Company and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company's cash equivalents are mainly comprised of money market accounts.

Securities Owned, at Fair Value

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities are recorded at fair value as described in Note 3.

Customers' Securities Transactions
Customers' securities transactions and the related riskless principal trading, commissions, brokerage fees revenues, and expenses are recorded on trade date. Receivable from customers and payable to brokers represent security transactions that have not settled. The Company generates revenues from certain funds by placing customer investments in these funds. Fees are earned based on contractual agreements with those various funds.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Intangible Assets
Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities at the date of the acquisition in 2005 of a broker-dealer. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Identifiable intangible assets with a finite life are amortized on a straight-line basis over the estimated useful lives of 3 to 15 years.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill is tested annually for impairment or if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill.

Management's analysis for the year ended December 31, 2010, revealed no impairment of goodwill or other indefinite life intangibles.

Stock-based Compensation
The Company maintains an Equity Incentive Plan that provides for the granting of options and Restricted Stock Units to acquire Parent Company's common stock. The Company accounts for the stock-based compensation under the GAAP provisions, which establishes that compensation expense is recognized for awards granted at the option's fair value as of grant date over the requisite service period of the award, which is generally the award vesting period.

The Company determines the fair value of the stock-based compensation based on the Parent Company's fair value measurement that is derived using a modified version of the Black Scholes

Merton model which takes into account dividend yield as well as other funding costs during the period between the vesting period and the earliest exercise date.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

New Accounting Pronouncement
Fair value measurements and disclosures
In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance that requires new disclosures, and clarifies existing disclosure requirements about fair value measurements. The clarifications and the requirement to separately disclose transfers of instruments between level 1 and level 2 of the fair value hierarchy are effective for interim reporting periods beginning after December 15, 2009. The Company has not had any such level 1 and level 2 transfers during the period. Therefore, application of this new disclosure requirement in 2010 does not require additional disclosures. In addition, a new requirement to provide purchases, sales, issuances and settlements in the level 3 rollforward on a gross basis is effective for fiscal years beginning after December 15, 2010. Early adoption of the guidance is permitted. The Company is evaluating the data required to comply with this new disclosure requirement for implementation in 2011.

3. Fair Value Measurement

Financial instruments are classified based on a three-level valuation hierarchy required by GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010.

	Fair Value Measurements using			Assets/Liabilities
	(Level 1)	(Level 2)	(Level 3)	at fair value
Assets				
Securities Owned				
U.S. Treasury Bills	$ 348,080	$ -	$ -	$ 348,080
Equities	8,123	-	-	8,123
Limited Liability Partnership	-	-	422,917	422,917
Total assets at fair value	$ 356,203	$ -	$ 422,917	$ 779,120
Liabilities				
Total liabilities at fair value	$ -	$ -	$ -	$ -

Level 1 Valuation Techniques
The fair value measurements of the U.S. Treasury and equity securities are classified as level 1 of the fair value hierarchy as they are based on quoted market prices in active markets.

Level 2 Valuation Techniques
The fair value measurements of certain funds are classified as level 2 of the fair value hierarchy as they are based on quoted prices in markets that are not active.

Level 3 Valuation Techniques
The fair value measurement of the limited liability partnership is classified as level 3 of the fair value hierarchy as it is based on the net asset value of the Company's ownership interest in the partnership to which a proportionate share of net assets is attributed.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2010:

Beginning balance at December 31, 2009	$ 758,605
Loss on investments	(248,188)
Sales of securities	(99,500)
Purchases of securities	12,000
Ending balance at December 31, 2010	$ 422,917

4. Cash Segregated Under Federal Regulations

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC to comply with possession or control requirements. At December 31, 2010, $15,000 has been restricted and segregated in a 15c3-3 account. This amount is included in cash and cash equivalents in the consolidated statement of financial condition.

5. Securities Owned

At December 31, 2010 securities owned consists of the following:

Millenia Partners II LLP	$ 422,917
U.S. Treasury Bills	348,080
Other	8,123
	$ 779,120

The Company's investment in the limited liability partnership is subject to potential future capital calls of up to $16,000.

Some of the Company's securities owned are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 9.

The Company holds an investment in an equity fund which was written down by $182,705 to $0 at December 31, 2010. The loss on investments was recorded in the consolidated statement of operations.

6. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2010:

	Useful Lives (in years)	
Furniture	5	$ 1,040,888
Equipment	3 - 5	2,305,156
Leasehold improvements	3 - 7	1,657,225
		5,003,269
Less: Accumulated depreciation and amortization		(3,153,789)
		$ 1,849,480

Depreciation expense was $684,677 for the year ended December 31, 2010.

7. Intangible Assets

Intangible assets consist of the following at December 31, 2010:

	Useful Lives (in years)	
Customer relationships	15	$ 6,800,000
Broker-dealer license	-	50,000
		6,850,000
Less: Accumulated amortization		(2,455,555)
		$ 4,394,445

Amortization expense amounted to $453,333 for the year ended December 31, 2010 and is estimated at $453,333 for each of the next five years.

8. Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2010:

Accounts receivable	$ 3,487,453
Total assets	3,487,453
Liabilities	
Interest payable on subordinated loan	101,267
Subordinated loan	8,000,000
Total liabilities	8,101,267
Net related party liability position	$ 4,613,814

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International on September 2005. On September 2010, the SLA maturity was extended to September 30, 2011 for the amount of $8,000,000. The SLA carries an interest rate of 4.9% per annum. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital.

Included in the consolidated statement of operations are revenues and expenses resulting from various securities trading and financing activities with certain affiliates, as well as fees for the introduction of customers to the affiliate and certain royalties and services performed by affiliates under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2010:

Revenues	
Administrative and other services fees	$ 14,146,000
Commissions and principal trading	6,031,890
Total revenues	$ 20,177,890
Expenses	
Royalty, management and operating support fees	$ 2,785,486
Interest expense	431,897
Total expenses	$ 3,217,383

Effective January 1, 2005, the Company entered into a revenue sharing agreement with EFG Bank and EFG International which allows the Company to be compensated at an amount determined in the agreement for the introduction of customers to the affiliate and other fees. The agreement was amended on February 21, 2007 and expires on December 31, 2011. The Company earned revenue of $13,080,000 pursuant to the agreement during the year ended December 31, 2010 and is included in administrative and other services fees in the accompanying statement of operations.

Effective January 1, 2010, the Company entered into service level agreements with EFG Capital Holdings and some of its subsidiaries, which allow the Company to be compensated at an amount

determined in the agreements for management and operational support. The Company earned revenue of $1,066,000 pursuant to the agreements during the year ended December 31, 2010 and is included in administrative and other services fees in the accompanying statement of operations.

The Company performed broker-dealer services for affiliates of EFG International driven by customer transactions of those affiliates and recognized commission revenue of $6,031,890 during the year ended December 31, 2010. This amount is included in principal transactions and commissions and brokerage fees in the accompanying statement of operations.

Effective January 1, 2006, the Company entered into a Service Level Agreement with EFG International which allows the Parent to be compensated at an amount determined in the agreement for management, operational, IT, and other services. In 2010, the Company paid $2,740,825 in fees associated with these agreements. The amount is included in royalty, management and operating support fees in the accompanying statements of operations.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2010, due from employees amounted to $435,416, including accrued interest.

9. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by JP Morgan and Pershing, third party clearing organizations, and EFG Bank. Pursuant to the Company's agreement with JP Morgan and Pershing, the Company is required to maintain $250,000 and $100,000 in security escrow deposit, respectively. The deposits consist of the U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements

The Company has entered into sub-clearing agreements with foreign broker-dealers. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees

The Company applies the provisions of the FASB's guidance, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2010, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2010. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

10. Commitments and Contingencies

Leases

The Company rents office premises and telecommunications equipment under non-cancelable operating lease agreements. The Company currently has offices in Miami, New York, and Key Biscayne.

Lease obligations under the above-mentioned agreements as of December 31, 2010 are as follows:

Year	
2011	$ 1,405,981
2012	1,398,814
2013	1,385,537
2014	1,167,696
2015	1,021,236
2016 and thereafter	701,719
	$ 7,080,984

Rental expenses in 2010 amounted to $1,515,506.

Concentration of Credit Risk
Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with what it considers to be high quality, credit worthy financial institutions. The Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company had cash and cash equivalents of $15,679,018 at December 31, 2010.

Legal Matters
In December 2002, a suit was filed in Florida state court, whereby a group of investors are seeking lost investments aggregating approximately $12.6 million. Due to inactivity in this case, the court "suas ponte" issued a Notice of Lack of Prosecution. Plaintiffs reacted to such notice by taking actions to show the court activity in the case. EFG Capital continues to defend this case vigorously. In management's opinion, the resolution of this claim will not have a material effect on the company's financial condition or results of operations.

In January 2010, a purported class action suit was filed in federal court whereby investors are seeking to recover losses in their investments in funds managed by Fairfield Greenwich Group ("Fairfield") whom in turn had invested a substantial portion of the funds' assets with Bernard L Madoff Investment Securities LLC ("BMIS"). The named plaintiffs had invested $120,000 in Fairfield. In February 7, 2011, a ruling was made in which this purported class action will be consolidated in federal court in New York with other similar claims against other institutions with exposure to BMIS claims. Several motions are pending on this case, including denial of class action status.

In two separate cases originated in 2010, investors have brought FINRA arbitration claims for investments made in Fairfield funds. The claims are for $1.5 million and $2 million, respectively. The claims will be heard by FINRA arbitration panels that will determine the amount of the awards to the claimants, if any.

All of the above mentioned legal proceedings originated during the year are in the discovery phase and as such neither management nor its legal counsel are able to determine the potential outcome. However, management believes that the company has meritorious defenses to the claims against it, and intends to defend itself vigorously. In management's opinion, the resolution of these claims will not have a material effect on the Company's financial condition or the results of its operations.

The Company duly notified its insurance carrier at the outset of the matters referred to above.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2010, the Company had net capital (as defined) of $6,111,069 which was $5,149,966 in excess of that required. The Company's net capital ratio was 2.36 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros S.R.L, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

12. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $16,500 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2010 was $192,655.

13. Stock Based Plans

On February of 2008, the Company established an Equity Incentive Plan for 2008. At the discretion of the Parent's remunerations committee, certain employees of the Company were offered options for the future acquisition of EFG International's common stock. The fair value of the employee services received in exchange for the grant of the options amounted to $583,000 and will be recognized as an expense over the vesting period established in the Plan documents. In 2010, the Company recorded amortization for $172,794 and is included in the statement of operations.

In March of 2009, the Parent established a Restricted Stock Unit Plan for 2009 in which, at the discretion of the Parent's remunerations committee, certain employees of the Company were offered options to acquire EFG International's common stock. The fair value of the employee services received in exchange for the grant of the options amounted to $941,000 and will be recorded as an expense over the vesting period established in the plan documents. In 2010, the Company recorded amortization for $208,261 and is included in the statement of operations.

In March of 2010, the Parent established a Restricted Stock Unit Plan for 2010 in which, at the discretion of the Parent's remunerations committee, certain employees of the Company were offered options to acquire EFG International's common stock. The fair value of the employee services received in exchange for the grant of the options amounted to $397,684 and will be recorded as an expense over the vesting period established in the plan documents. In 2010, the Company recorded amortization for $85,270 and is included in the statement of operations.

14. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

15. Income Taxes

The components of the income tax expense for the year ended December 31, 2010, are as follows:

	Federal	State	Total
Current tax expense	$ 538,000	$ 66,933	$ 604,933
Deferred tax benefit	(41,256)	(5,132)	(46,388)
Income tax expense	$ 496,744	$ 61,801	$ 558,545

The deferred tax provision consists of income taxes related to the differences between the tax bases of assets and liabilities and their financial reporting amounts.

At December 31, 2010, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets	
Accrued bonus and compensation	$ 456,266
Loss on investments	86,320
Depreciation	26,377
Other	38,571
	607,534
Deferred tax liabilities	
Intangible assets	(1,186,319)
Net deferred tax asset (liability)	$ (578,785)

In order to determine the predictability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals or existing temporary differences and projected future taxable income. The Company believes that it is more likely than not that the tax benefits will be realized.

EFG Capital International Corp. and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)

Consolidated Statement of Financial Condition

December 31, 2010